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Exhibit A
Item 7 Exhibit: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Denbury Onshore, LLC, a Delaware limited liability company (a direct subsidiary of Denbury Operating Company and an indirect subsidiary of Denbury Resources Inc.) acquired Common Units of the issuer, Genesis Energy, L.P.